51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company")
542 Newbold St.
London, ON N6E 2S5

Item 2 Date of Material Change

July 8, 2024

Item 3 News Release

The news release dated July 9, 2024 was disseminated via Globe Newswire.

Item 4 Summary of Material Change

On July 8, 2024, the Company entered into an investor relations and digital services agreement (the "KCSA Agreement") with Kanan Corbin Schupak & Aronow Inc. dba KCSA Strategic Communications ("KCSA") to provide investor relations and digital services. In consideration for the services to be provided by KCSA, the Company agreed to pay KCSA a monthly fee of US$10,000 per month for investor relations services for the duration of the term, a one time project fee of US$12,500 upon execution of the KCSA Agreement, and US$106,400 for digital marketing services paid in two installments of US $53,200 over two months. The KCSA Agreement will continue on a monthly basis for six months beginning July 15, 2024 (the "Initial Term") and will automatically continue thereafter unless either the Company or KCSA provides written termination notice not less than 30 days prior to the end of the Initial Term, and thereafter upon at least 30 days' written notice by either the Company or KCSA.

Item 5 Full Description of Material Change

Full descriptions of the material changes are described in the News Release filed on SEDAR+ at www.sedarplus.com.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Ofer Vicus, Chief Executive Officer
Telephone: +1 226 784 8889

Item 9 Date of Report

July 9, 2024